EXHIBIT (a)(6)

                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)

         In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from BriteSmile, Inc. ("BriteSmile"), BriteSmile hereby promises to grant you a stock option or options, as applicable, covering shares of BriteSmile's Common Stock on March 24, 2003 (the "New Option(s)"), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on September 20, 2002. The exercise price of each New Option will be the closing price of BriteSmile's Common Stock as quoted on Nasdaq on March 24, 2003, except as otherwise set forth in the offer (as defined below). Each New Option will have the same termination date as the Old Option it replaces, and will vest according to the same vesting schedule as the Old Option, subject to your having the same Service Status (as defined below). Each New Option will otherwise be subject to the standard terms and conditions under the Amended and Restated BriteSmile, Inc. 1997 Stock Option and Incentive Plan (the "Option Plan")1 and applicable form of stock option agreement.

         Prior to the grant of New Options on or about March 24, 2003, it is possible that BriteSmile might effect or enter into a merger or other similar transaction whereby BriteSmile would be acquired by another company. This Promise to Grant Stock Options (this "Promise") is evidence of a binding commitment that BriteSmile's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about March 24, 2003. Such a stock option could be for the purchase of the acquirer's stock (as opposed to BriteSmile's), with an exercise price equal to the fair market value of the acquirer's stock on the date of grant of the new options, and would be unaffected by the acquirer's treatment of BriteSmile's existing stock option plans. If, however, BriteSmile is acquired by another company and the acquiring company, as part of the transaction or otherwise, decides to terminate some or all of BriteSmile's employees prior to the grant date of new options under the offer, those terminated employees would receive neither a New Options nor a return of their Old Options.

          In order to receive the New Option(s), you must have the same relationship as an employee of BriteSmile, one of its subsidiaries or any successor company in a merger or acquisition (as applicable) ("Service Status") on the date the New Option(s) is granted as you had with BriteSmile on the date the Old Option(s) is cancelled. This Promise does not constitute a guarantee of employment with BriteSmile for any period. Your employment relationship with BriteSmile remains "at will" and can be terminated by either you or BriteSmile at any time, with or without cause or notice. If you voluntarily terminate your employment with BriteSmile or if BriteSmile terminates your employment for any reason before March 24, 2003, you will lose all rights you have to receive any New Options, and you will not receive anything for the options that you tendered and we cancelled.

         This Promise is subject to the terms and conditions of the Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002 (the "Offer to Exchange"), the Memorandum from John L. Reed, Chief Executive Officer of BriteSmile, dated August 20, 2002, the BriteSmile, Inc. Offer to Exchange Options Election Form (the "Election Form") previously completed and submitted by you to BriteSmile, this Promise, and the Notice to Change Election From Accept to Reject (which together, as they may be amended from time to time, constitute the "Offer"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and BriteSmile with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of BriteSmile.

BRITESMILE, INC.

By:      _________________________________
         John L. Reed, Chief Executive Officer
Date:    August 20, 2002

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1 Or, in the case of 30,000 options granted to one employee optionholder, the
Company's 1990 Stock Option Plan. With respect to this single employee who has options outstanding under the 1990 Plan, any references in this Promise to Grant Options to the "Option Plan", shall mean the 1990 Plan.